Exhibit 99.1

Clarification of Release on 2016 Earnings Distribution Proposal

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) (“Ecopetrol” or the “Company) hereby amends the release it issued on March 6, 2017, corresponding to the project proposal for the distribution of profits for the year 2016.

This is due to the fact that the value represented in “release of reserves from previous years”, did not include in its sum the reserves pursuant to Regulatory Decree 2336/95. The inclusion of such reserves increases the “release of reserves from previous years”, consequently increases the profit available for distribution to shareholders and new explorations reserve.

It is important to clarify that this correction does not lead to any adjustment to the proposal made by the Board of Directors which is that of a dividend of $23 pesos per share and a payment date of April 28, 2017.

The following table sets forth the updated Income Distribution Project for 2016, which will be submitted to the General Shareholders' Meeting for consideration:

YEAR 2016

Net Profit after provision for income tax	1,564,709,318,025
+ Release of reserves from previous years	289,164,245,140
Excess of fiscal depreciation reserve (Art. 130 ET)	287,236,277,314
Regulatory Decree 2336/95 current year reserve	1,927,967,826

- Legal reserves of the current year	669,103,385,969
Legal Reserve (10%)	156,470,931,803
Excess of fiscal depreciation reserve (Art. 130 ET)	509,081,603,363
Regulatory Decree 2336/95 current year reserve (taxable)	3,550,850,803

Available to the Shareholders	1,184,770,177,196
It is proposed to distribute as follow:

Ordinary dividend non taxable	945,683,977,874
New explorations reserve (non taxable)	239,086,199,322

Ordinary dividend payable per share	$ 23

Bogota, March 10, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Corporate Finance and Investor Relations

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co